Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)

Earnings, as defined:
Net income	$831	$789	$836	$802	$748
Income taxes	473	443	451	424	408
Fixed charges included in the determination of net income, as below	347	359	325	296	244
Total earnings, as defined	$1,651	$1,591	$1,612	$1,522	$1,400

Fixed charges, as defined:
Interest expense	$318	$334	$304	$278	$224
Rental interest factor	7	7	7	7	7
Allowance for borrowed funds used during construction	22	18	14	11	13
Fixed charges included in the determination of net income	347	359	325	296	244
Capitalized interest	2	-	-	-	-
Total fixed charges, as defined	$349	$359	$325	$296	$244

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	4.73	4.43	4.96	5.14	5.74
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(a)
Florida Power & Light Company’s preference equity securities were redeemed in January 2005.  For the year ended December 31, 2005, preferred stock dividends were less than $1 million.  Therefore, for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.